Zevia PBC

15821 Ventura Blvd., Suite 135

Encino, California 91436

May 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sarah Sidwell

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-285266)

Ms. Sidwell,

Zevia PBC (the “Company”) hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (File No. 333-285266) be accelerated and that it be declared effective on Friday, May 30, 2025, at 4:00 p.m. Eastern time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to Stewart McDowell of Gibson, Dunn & Crutcher LLP at (415) 393-8322.

Sincerely,

ZEVIA PBC

By:	/s/ Girish Satya
Girish Satya
Chief Financial Officer

cc:	Stewart McDowell, Gibson, Dunn & Crutcher LLP